Filed Pursuant to Rule 433
Registration No. 333-192562
November 4, 2015

U.S.$1,000,000,000
TransCanada PipeLines Limited

1.625% Senior Notes due 2017

Issuer:	TransCanada PipeLines Limited

Security:	1.625% Senior Notes due 2017

Size:	U.S.$1,000,000,000

Maturity Date:	November 9, 2017

Coupon:	1.625%

Interest Payment Dates:	May 9 and November 9, commencing on May 9, 2016

Price to Public:	99.959%

Benchmark Treasury:	0.625% due September 30, 2017

Benchmark Treasury Price and Yield:	99-20+ / 0.816%

Spread to Benchmark Treasury:	+83 basis points

Yield:	1.646%

Redemption:	At any time at the greater of par or a discount rate of Treasury plus 12.5 basis points

Trade Date:	November 4, 2015

Expected Settlement Date:	November 9, 2015 (T+3)

CUSIP:	89352H AQ2

ISIN:	US89352HAQ20

Anticipated Ratings:*	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services

Joint Bookrunners:	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll free at (866) 811-8049 or J.P. Morgan Securities LLC collect at (212) 834-4533.